SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of Operations for the six months ended September 30, 2009 (Friday, November 6, 2009)

2.	Notice on interim dividend (Friday, November 6, 2009)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone : +81-6-6648-2645
Facsimile : +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, NOVEMBER 6, 2009)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2009 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 6, 2009 — Kubota Corporation reported its consolidated results of operations for the six months ended September 30, 2009 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the six months ended September 30, 2009

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Six months ended Sept. 30, 2009			% (*)	Six months ended Sept. 30, 2008	% (*)
Revenues		¥444,634		(22.3)	¥572,322	2.0
	[$	4,940,378	]
Operating income		¥33,132		(51.3)	¥68,076	(9.4)
	[$	368,133	]
Income before income taxes and equity in net income of affiliated companies		¥33,287		(49.5)	¥65,935	(13.5)
	[$	369,856	]
Net income attributable to Kubota Corporation		¥19,313		(46.0)	¥35,737	(16.9)
	[$	214,589	]
Net income attributable to Kubota Corporation per ADS
Basic		¥75.91			¥139.75
	[$	0.84	]
Diluted		¥75.91			¥139.75
	[$	0.84	]

Note : (*) represents percentage change from the corresponding period in the prior year.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	Sept. 30, 2009			Mar. 31, 2009
Total assets		¥1,400,847		¥1,385,824
	[$	15,564,967	]
Equity		¥655,053		¥616,243
	[$	7,278,367	]
Kubota Corporation shareholders’ equity		¥610,710		¥578,284
	[$	6,785,667	]
Ratio of Kubota Corporation shareholders’ equity		43.6%		41.7%
Kubota Corporation shareholders’ equity per ADS		¥2,400.56		¥2,273.02
	[$	26.67	]

Notes : The United States dollar amounts included herein represent translations using the approximate exchanging rate on September 30, 2009, ¥90=US$1, solely for convenience.

Each American Depositary Share (“ADS”) represents five common shares.

(*)	represents percentage change from the corresponding period in the prior year.

Kubota Corporation

and Subsidiaries

2. Cash dividends

	(In millions of yen except per ADS amounts)
	Cash dividends per ADS
	Interim	Year end	Total
Year ended March 31, 2009	¥35.00	¥35.00	¥70.00
Year ending March 31, 2010	¥35.00	Undecided	Undecided

Note : Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of year-end dividends for the year ending March 31, 2010 is undecided at this time and the Company will inform the amount as soon as a decision is made.

3. Anticipated results of operations for the year ending March 31, 2010

	(In millions of yen except per ADS amounts)
	Year ending March 31, 2010	% (*)
Revenues	¥950,000	(14.2)
Operating income	¥70,000	(31.9)
Income before income taxes and equity in net income of affiliated companies	¥71,000	(14.7)
Net income attributable to Kubota Corporation	¥41,500	(13.7)
Net income attributable to Kubota Corporation per ADS	¥163.13

Note : (*) represents percentage change from the corresponding period in the prior year.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

4. Other information

(1)	Changes in number of material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Yes
	Please refer to “4. Other information” on page 5.

(3)	Changes in accounting principles, procedures, and presentations for consolidated financial statements
	a) Changes due to the revision of accounting standards: Yes
	b) Changes in matters other than a) above: No
	Please refer to “4. Other information” on page 5.

(4)	Number of shares outstanding including treasury stock as of September 30, 2009	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2009	:	1,285,919,180
	Number of treasury stock as of September 30, 2009	:	13,905,866
	Number of treasury stock as of March 31, 2009	:	13,856,291
	Weighted average number of shares outstanding during the six months ended September 30, 2009	:	1,272,031,101
	Weighted average number of shares outstanding during the six months ended September 30, 2008	:	1,278,563,761

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the six months under review

For the six months ended September 30, 2009, revenues of Kubota Corporation and subsidiaries (hereinafter “the Company”) decreased ¥127.7 billion (22.3%), to ¥444.6 billion from the corresponding period in the prior year. This decline of revenues was due to decline of domestic revenues in all 4 segments affected by continuous severe conditions in the domestic market and substantial decline of overseas revenues centering on Internal Combustion Engine and Machinery.

In the domestic market, revenues decreased ¥31.0 billion (11.9%), to ¥228.6 billion from the corresponding period in the prior year. Sales of farm equipment, engines and construction machinery declined all together in Internal Combustion Engine and Machinery. Sales declines of plastic pipes, steel pipes and industrial castings resulted in a decrease in revenues of Pipes, Valves, and Industrial Castings, while sales of ductile iron pipes and valves increased. Revenues in Environmental Engineering declined and revenues in Other also decreased affected by decrease in demand.

In overseas markets, revenues decreased ¥96.7 billion (30.9%), to ¥216.0 billion from the corresponding period in the prior year. Although sales of combine harvesters and rice transplanters increased steadily in Asia outside Japan, revenues in Internal Combustion Engine and Machinery decreased due to substantial sales declines of tractors, engines and construction machinery in North America and Europe. Revenues in Pipes, Valves, and Industrial Castings increased due to sales increase of ductile iron pipes. Revenues in Environmental Engineering also increased due to sales increase of pumps. Revenues in Other decreased slightly.

Operating income decreased ¥34.9 billion (51.3%), to ¥33.1 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery registered a significantly decline owing to a decrease in revenues and the appreciation of the yen. Operating income in Pipes, Valves, and Industrial Castings sharply increased due to lower raw material prices. While operating loss in Environmental Engineering was almost same level as the corresponding period in the prior year, operating income in Other decreased.

Income before income taxes and equity in net income of affiliated companies decreased ¥32.6 billion (49.5%), to ¥33.3 billion. Income taxes were ¥11.0 billion (representing an effective tax rate of 33.1%), and equity in net income of affiliated companies was ¥0.3 billion. Accordingly, net income decreased ¥17.7 billion (43.9%), to ¥22.6 billion.

After deducting ¥3.3 billion of net income attributable to the noncontrolling interests, net income attributable to Kubota Corporation was ¥19.3 billion, ¥16.4 billion (46.0%) lower than the corresponding period in the prior year.

* The Company adopted the FASB Accounting Standards Codification (ASC) 810, “Consolidation”. “Net income” presented in the consolidated financial statements until the year ended March 31, 2009 was renamed “Net income attributable to Kubota Corporation” to conform to ASC 810.

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥309.8 billion, 26.4 % lower than the corresponding period in the prior year, comprising 69.7 % of consolidated revenues. Domestic revenues decreased 9.1%, to ¥116.1 billion, and overseas revenues decreased 34.0%, to ¥193.7 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, sales of farm equipment decreased affected by decreased off-farm income resulting from a weakening economy and holding-off buying farm equipment in waiting for governmental subsidy for leasing agricultural machinery. Sales of construction machinery largely decreased due to substantial demand decline. Sales of engines also declined sharply due to clients’ adjustment of production and inventory.

In overseas markets, sales of tractors substantially decreased. Sales of tractors in North America, where is in severe market condition, decreased due to the slump in housing related markets in the U.S. Sales of tractors in Europe also decreased due to stagnant economy in this region. Sales of tractors in Asia outside Japan decreased affected by the appreciation of the yen, even though sales quantity in the region continued healthy growth centering on Thailand. Sales of construction machinery substantially decreased due to stagnation in North America and Europe. Sales of engines also decreased. On the other hand, sales of combine harvesters and rice transplanters increased sharply in China and Thailand.

Kubota Corporation

and Subsidiaries

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings decreased 7.6%, to ¥85.6 billion from the corresponding period in the prior year, comprising 19.2 % of consolidated revenues. Domestic revenues decreased 11.9%, to ¥67.2 billion, and overseas revenues increased 12.4%, to ¥18.4 billion. This segment comprises pipes and valves (ductile iron pipes, spiral welded steel pipes, plastic pipes, and valves), and industrial castings.

In the domestic market, although sales of ductile iron pipes increased slightly and sales of valves expanded, sales of plastic pipes and steel pipes decreased due to declining demand. Sales of industrial castings also decreased due to drop in capital expenditure of private-sector.

Overseas revenues increased due to increased sales of ductile iron pipes in the Middle East, while sales of industrial castings decreased.

3) Environmental Engineering

Revenues in Environmental Engineering decreased 10.1%, to ¥21.0 billion from the corresponding period in the prior year, comprising 4.7 % of consolidated revenues. Domestic revenues decreased 16.4%, to ¥17.8 billion, and overseas revenues increased 54.3%, to ¥3.2 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of the waste engineering products substantially decreased, while sales of the water & sewage engineering products increased. In overseas markets, sales of pumps largely increased, while sales of submerged membrane system decreased.

4) Other

Revenues in Other decreased 19.7%, to ¥28.3 billion from the corresponding period in the prior year, comprising 6.4 % of consolidated revenues. Domestic revenues decreased 19.8%, to ¥27.5 billion, and overseas revenues decreased 14.3%, to ¥0.8 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks and other business.

Sales of vending machines and electronic-equipped machinery decreased due to decline in private capital investment affected by a weakened economy. Sales of construction and septic tanks decreased affected by decline of private investment in construction in Japan.

2. Financial condition

(1) Assets, liabilities and equity

Total assets at the end of September 2009 increased ¥15.0 billion (1.1%) compared with those at the end of March 2009. As for assets, notes and accounts receivable, and inventories decreased, while short- and long-term finance receivables, and cash and cash equivalents increased substantially.

As for liabilities, accounts payable decreased affected by production adjustment. On the other hand, interest-bearing debt, centering on long-term debt, increased mainly due to issuances of bonds by overseas subsidiaries.

Equity largely increased due to an increase of accumulated other comprehensive income and recorded net income. Shareholders’ equity ratio was 43.6%, 1.9 percentage points higher than the prior year end.

Kubota Corporation

and Subsidiaries

(2) Cash flows

Net cash provided by operating activities during the six months under review was ¥41.9 billion, increase of ¥49.9 billion of cash inflow from the corresponding period in the prior year. Although net income decreased, increased cash inflow by change in working capital such as notes and accounts receivable and inventories exceeded such decrease. Accordingly, cash flow status in operating activities changed from outflow to inflow.

Net cash used in investing activities was ¥20.6 billion, decrease of ¥22.2 billion of cash outflow from the corresponding period in the prior year. This decrease was mainly due to shrinkage of net increase in short- and long-term finance receivables, decrease in purchases of fixed assets, and large increase in proceeds from sales and redemption of investments.

Net cash provided by financing activities was ¥2.0 billion, decrease of ¥43.8 billion of cash inflow from the corresponding period in the prior year. This large decrease was due to decrease in fund-raising centering on short-term borrowings.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of September 2009 was ¥94.4 billion, an increase of ¥24.9 billion from the beginning of the year.

3. Prospect for the fiscal year under review

The Company revised the forecasts of revenues for the year ending March 31, 2010 to be ¥950.0 billion, a decrease of ¥70.0 billion from the previous forecast on May 13, 2009. In the domestic market, although revenues in Environmental Engineering are forecast to the same level as the previous forecast, revenues in other 3 segments are forecast to decrease from the previous forecast. Overseas revenues are also forecast to decrease substantially due to large decrease of revenues in Internal Combustion Engine and Machinery from the previous forecast, which faces severer conditions in North America and Europe than the Company expected.

In spite of downward revision of revenues forecast, the Company expects same amount of operating income as the previous forecast. Income before income taxes and equity in net income of affiliated companies, and net income attributable to Kubota Corporation are forecast to increase by ¥1.5 billion from the previous forecasts. (These forecasts are based on the assumption of an exchange rate of ¥94=US$1.)

	(In millions of yen)
	Previous Forecasts on May 13, 2009	Revised Forecasts	Change		Prior year (Year ended March 31, 2009)
Revenues	1,020,000	950,000	(70,000)	(6.9%)	1,107,482
Operating Income	70,000	70,000	—	—	102,815
Income before income taxes and equity in net income of affiliated companies	69,500	71,000	1,500	2.2%	83,259
Net income attributable to Kubota Corporation	40,000	41,500	1,500	3.8%	48,064

4. Other information

(1) Changes in number of material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the six months ended September 30, 2009 was calculated using reasonably estimated annual effective tax rate for this fiscal year.

Kubota Corporation

and Subsidiaries

(3) Changes in accounting principles, procedures and presentations for consolidated financial statements

1) Changes due to the revision of accounting standards

The Company adopted the FASB Accounting Standards Codification (ASC) 105, “Generally Accepted Accounting Principles” in September 2009. ASC restructured the existing US GAAP, and the adoption of ASC 105 did not have an impact on the Company’s consolidated results of operations and financial position.

The Company adopted ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”) effective April 1, 2009. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Net income is classified and attributed between noncontrolling interests and Kubota Corporation in the consolidated statements of income, and related presentation of consolidated statements of cash flows and other consolidated financial statements has been changed. Amounts in the prior consolidated financial statements have been reclassified or adjusted to conform to the current presentation.

Under ASC 810, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions. The adoption of ASC 810 did not have a material impact on the Company’s consolidated results of operations and financial position.

2) Changes in matters other than 1) above.

None

(4) Assumptions for going concern

None

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)
	Sept. 30, 2009		Mar. 31, 2009		Change	Sept. 30, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	94,360		69,505		24,855	82,028
Notes and accounts receivable	356,618		387,500		(30,882)	392,878
Short-term finance receivables-net	104,705		97,292		7,413	112,873
Inventories	193,179		207,401		(14,222)	210,523
Interest in sold receivables	—		—		—	2,124
Other current assets	60,200		54,648		5,552	64,055

Total current assets	809,062	57.8	816,346	58.9	(7,284)	864,481	57.4
Investments and long-term finance receivables	308,094	22.0	279,965	20.2	28,129	353,032	23.4
Property, plant, and equipment	224,420	16.0	225,621	16.3	(1,201)	233,239	15.5
Other assets	59,271	4.2	63,892	4.6	(4,621)	55,331	3.7

Total	1,400,847	100.0	1,385,824	100.0	15,023	1,506,083	100.0

Liabilities and Equity	(In millions of yen)
	Sept. 30, 2009		Mar. 31, 2009		Change	Sept. 30, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	128,828		132,100		(3,272)	136,260
Notes and accounts payable	133,234		179,627		(46,393)	202,071
Other current liabilities	118,178		122,270		(4,092)	131,501
Current portion of long-term debt	72,692		60,378		12,314	54,135

Total current liabilities	452,932	32.3	494,375	35.7	(41,443)	523,967	34.8
Long-term liabilities:
Long-term debt	230,848		208,588		22,260	213,708
Accrued retirement and pension costs	52,364		56,591		(4,227)	39,118
Other long-term liabilities	9,650		10,027		(377)	27,584

Total long-term liabilities	292,862	20.9	275,206	19.9	17,656	280,410	18.6

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,086		93,150		(64)	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	463,197		452,791		10,406	449,416
Accumulated other comprehensive income (loss)	(40,072)		(62,184)		22,112	17,671
Treasury stock	(9,110)		(9,082)		(28)	(6,371)

Total Kubota Corporation shareholders’ equity	610,710	43.6	578,284	41.7	32,426	657,475	43.7
Noncontrolling interests	44,343	3.2	37,959	2.7	6,384	44,231	2.9

Total equity	655,053	46.8	616,243	44.4	38,810	701,706	46.6

Total	1,400,847	100.0	1,385,824	100.0	15,023	1,506,083	100.0

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

	(In millions of yen)
	Six months ended Sept. 30, 2009		Six months ended Sept. 30, 2008		Change		Year ended Mar. 31, 2009
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	444,634	100.0	572,322	100.0	(127,688)	(22.3)	1,107,482	100.0
Cost of revenues	326,598	73.4	413,012	72.2	(86,414)	(20.9)	810,226	73.1
Selling, general, and administrative expenses	84,637	19.0	90,610	15.8	(5,973)	(6.6)	193,426	17.5
Loss from disposal and impairment of businesses and fixed assets	267	0.1	624	0.1	(357)	(57.2)	1,015	0.1

Operating income	33,132	7.5	68,076	11.9	(34,944)	(51.3)	102,815	9.3

Other income (expenses):
Interest and dividend income	1,871		2,692		(821)		4,822
Interest expense	(1,274)		(1,184)		(90)		(2,664)
Gain (loss) on sales of securities-net	312		16		296		(116)
Valuation loss on other investments	(43)		(708)		665		(8,618)
Foreign exchange gain (loss)-net	874		(2,199)		3,073		(11,525)
Other-net	(1,585)		(758)		(827)		(1,455)

Other income (expenses), net	155		(2,141)		2,296		(19,556)

Income before income taxes and equity in net income of affiliated companies	33,287	7.5	65,935	11.5	(32,648)	(49.5)	83,259	7.5

Income taxes	11,011		25,790		(14,779)		28,746
Equity in net income of affiliated companies	334		180		154		222

Net income	22,610	5.1	40,325	7.0	(17,715)	(43.9)	54,735	4.9
Less: Net income attributable to the noncontrolling interests	3,297		4,588		(1,291)		6,671

Net income attributable to Kubota Corporation	19,313	4.3	35,737	6.2	(16,424)	(46.0)	48,064	4.3

Net income attributable to Kubota Corporation per ADS	(In yen)
Basic	75.91		139.75				188.40
Diluted	75.91		139.75				188.40

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

	(In millions of yen)
	Six months ended Sept. 30, 2009	Six months ended Sept. 30, 2008	Change
Operating activities:
Net income	22,610	40,325
Depreciation and amortization	14,223	15,060
Valuation loss on other investments	43	708
Deferred income taxes	417	4,730
Decrease (increase) in notes and accounts receivable	37,243	(119,419)
Decrease (increase) in inventories	20,771	(10,708)
Decrease in interest in sold receivable	—	69,502
Increase in other current assets	(2,174)	(11,850)
Decrease in trade notes and accounts payable	(52,932)	(1,514)
Increase in income taxes payable	3,027	2,070
Increase (decrease) in other current liabilities	(4,717)	10,358
Increase (decrease) in accrued retirement and pension costs	112	(4,692)
Other	3,263	(2,628)

Net cash provided by (used in) operating activities	41,886	(8,058)	49,944

Investing activities:
Purchases of fixed assets	(11,003)	(15,975)
Proceeds from sales of property, plant, and equipment	1,068	641
Proceeds from sales and redemption of investments	5,763	46
Increase in finance receivables	(82,188)	(102,807)
Collection of finance receivables	67,578	75,803
Other	(1,827)	(547)

Net cash used in investing activities	(20,609)	(42,839)	22,230

Financing activities:
Proceeds from issuance of long-term debt	46,354	63,068
Repayments of long-term debt	(25,126)	(36,864)
Net increase (decrease) in short-term borrowings	(10,970)	33,197
Cash dividends	(8,907)	(10,248)
Purchases of treasury stock	(24)	(2,614)
Other	716	(719)

Net cash provided by financing activities	2,043	45,820	(43,777)

Effect of exchange rate changes on cash and cash equivalents	1,535	(1,679)	3,214

Net increase (decrease) in cash and cash equivalents	24,855	(6,756)
Cash and cash equivalents at beginning of period	69,505	88,784

Cash and cash equivalents at end of period	94,360	82,028	12,332

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Six months ended September 30, 2009

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	309,755	85,564	21,048	28,267	444,634	—	444,634
Intersegment	31	123	35	7,345	7,534	(7,534)	—

Total	309,786	85,687	21,083	35,612	452,168	(7,534)	444,634

Cost of revenues and operating expenses	276,940	73,986	24,124	34,938	409,988	1,514	411,502
Operating income (loss)	32,846	11,701	(3,041)	674	42,180	(9,048)	33,132

Six months ended September 30, 2008

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	421,078	92,638	23,407	35,199	572,322	—	572,322
Intersegment	15	121	83	7,111	7,330	(7,330)	—

Total	421,093	92,759	23,490	42,310	579,652	(7,330)	572,322

Cost of revenues and operating expenses	347,835	89,198	26,633	40,288	503,954	292	504,246
Operating income (loss)	73,258	3,561	(3,143)	2,022	75,698	(7,622)	68,076

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(2) Information by geographic segments

Six months ended September 30, 2009

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	250,279	81,534	34,228	73,295	5,298	444,634	—	444,634
Intersegment	75,770	4,430	909	533	—	81,642	(81,642)	—

Total	326,049	85,964	35,137	73,828	5,298	526,276	(81,642)	444,634

Cost of revenues and operating expenses	303,522	78,168	32,878	64,431	4,517	483,516	(72,014)	411,502
Operating income	22,527	7,796	2,259	9,397	781	42,760	(9,628)	33,132

Six months ended September 30, 2008
	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	280,302	152,957	66,500	64,625	7,938	572,322	—	572,322
Intersegment	147,561	5,799	2,089	696	—	156,145	(156,145)	—

Total	427,863	158,756	68,589	65,321	7,938	728,467	(156,145)	572,322

Cost of revenues and operating expenses	391,017	141,321	61,506	55,850	6,611	656,305	(152,059)	504,246
Operating income	36,846	17,435	7,083	9,471	1,327	72,162	(4,086)	68,076

(3) Overseas revenues

Six months ended September 30, 2009

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	82,344	35,711	78,878	19,073	216,006
Consolidated revenues					444,634
Ratio of overseas revenues to consolidated revenues	18.5%	8.0%	17.8%	4.3%	48.6%

Six months ended September 30, 2008
	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	150,777	69,196	73,823	18,888	312,684
Consolidated revenues					572,322
Ratio of overseas revenues to consolidated revenues	26.3%	12.1%	12.9%	3.3%	54.6%

Note:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Consolidated Statements of Changes in Equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation Shareholders’ Equity						Non- controlling interests	Total
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance at March 31, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243

Net income					19,313			3,297	22,610
Other comprehensive income						22,112		2,592	24,704
Cash dividends paid to Kubota Corporation shareholders, ¥35 per ADS					(8,907)				(8,907)
Cash dividends paid to the noncontrolling interests								(191)	(191)
Purchases and sales of treasury stock	(50)						(28)		(28)
Changes in ownership interests in subsidiaries and others			(64)					686	622

Balance at September 30, 2009	1,272,013	84,070	93,086	19,539	463,197	(40,072)	(9,110)	44,343	655,053

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Six months ended Sept. 30, 2009		Six months ended Sept. 30, 2008		Change		Year ended Mar. 31, 2009
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	281,454	63.3	367,731	64.3	(86,277)	(23.5)	671,292	60.6

Domestic	108,355		116,933		(8,578)	(7.3)	214,905
Overseas	173,099		250,798		(77,699)	(31.0)	456,387

Construction Machinery	28,301	6.4	53,347	9.3	(25,046)	(46.9)	83,124	7.5

Domestic	7,723		10,757		(3,034)	(28.2)	20,249
Overseas	20,578		42,590		(22,012)	(51.7)	62,875

Internal Combustion Engine & Machinery	309,755	69.7	421,078	73.6	(111,323)	(26.4)	754,416	68.1

Domestic	116,078	26.1	127,690	22.3	(11,612)	(9.1)	235,154	21.2
Overseas	193,677	43.6	293,388	51.3	(99,711)	(34.0)	519,262	46.9

Pipes and Valves	68,824	15.5	70,835	12.4	(2,011)	(2.8)	164,797	14.9

Domestic	58,858		65,397		(6,539)	(10.0)	153,190
Overseas	9,966		5,438		4,528	83.3	11,607

Industrial Castings	16,740	3.7	21,803	3.8	(5,063)	(23.2)	43,073	3.9

Domestic	8,353		10,914		(2,561)	(23.5)	22,862
Overseas	8,387		10,889		(2,502)	(23.0)	20,211

Pipes, Valves, & Industrial Castings	85,564	19.2	92,638	16.2	(7,074)	(7.6)	207,870	18.8

Domestic	67,211	15.1	76,311	13.4	(9,100)	(11.9)	176,052	15.9
Overseas	18,353	4.1	16,327	2.8	2,026	12.4	31,818	2.9

Environmental Engineering	21,048	4.7	23,407	4.1	(2,359)	(10.1)	74,390	6.7

Domestic	17,827	4.0	21,319	3.7	(3,492)	(16.4)	68,885	6.2
Overseas	3,221	0.7	2,088	0.4	1,133	54.3	5,505	0.5

Other	28,267	6.4	35,199	6.1	(6,932)	(19.7)	70,806	6.4

Domestic	27,512	6.2	34,318	6.0	(6,806)	(19.8)	69,098	6.3
Overseas	755	0.2	881	0.1	(126)	(14.3)	1,708	0.1

Total	444,634	100.0	572,322	100.0	(127,688)	(22.3)	1,107,482	100.0

Domestic	228,628	51.4	259,638	45.4	(31,010)	(11.9)	549,189	49.6
Overseas	216,006	48.6	312,684	54.6	(96,678)	(30.9)	558,293	50.4

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Revenues by Industry Segment

	(In billions of yen)
	Year ending March 31, 2010		Year ended March 31, 2009		Change
	Amount	%	Amount	%	Amount	%
Domestic	225.5		235.1		(9.6)	(4.1)
Overseas	396.0		519.3		(123.3)	(23.7)

Internal Combustion Engine and Machinery	621.5	65.4	754.4	68.1	(132.9)	(17.6)

Domestic	154.0		176.1		(22.1)	(12.5)
Overseas	36.0		31.8		4.2	13.2

Pipes, Valves, and Industrial Castings	190.0	20.0	207.9	18.8	(17.9)	(8.6)

Domestic	69.0		68.9		0.1	0.1
Overseas	8.0		5.5		2.5	45.5

Environmental Engineering	77.0	8.1	74.4	6.7	2.6	3.5

Domestic	60.5		69.1		(8.6)	(12.4)
Overseas	1.0		1.7		(0.7)	(41.2)

Other	61.5	6.5	70.8	6.4	(9.3)	(13.1)

Total	950.0	100.0	1,107.5	100.0	(157.5)	(14.2)

Domestic	509.0	53.6	549.2	49.6	(40.2)	(7.3)
Overseas	441.0	46.4	558.3	50.4	(117.3)	(21.0)

Kubota Corporation

and Subsidiaries

<Reference>

Results for Three Months Ended September 30, 2009

Consolidated Statements of Income

	(In millions of yen)
	Three months ended Sept. 30, 2009		Three months ended Sept. 30, 2008		Change
	Amount	%	Amount	%	Amount	%
Revenues	249,308	100.0	310,435	100.0	(61,127)	(19.7)
Cost of revenues	180,793	72.5	228,403	73.6	(47,610)	(20.8)
Selling, general, and administrative expenses	45,677	18.3	48,108	15.5	(2,431)	(5.1)
Loss from disposal and impairment of businesses and fixed assets	(18)	(0.0)	398	0.1	(416)	—

Operating income	22,856	9.2	33,526	10.8	(10,670)	(31.8)

Other income (expenses):
Interest and dividend income	438		514		(76)
Interest expense	(632)		(739)		107
Gain on sales of securities-net	65		—		65
Valuation loss on other investments	(11)		(2)		(9)
Foreign exchange gain (loss) -net	99		(4,630)		4,729
Other-net	(277)		(201)		(76)

Other income (expenses), net	(318)		(5,058)		4,740

Income before income taxes and equity in net income of affiliated companies	22,538	9.0	28,468	9.2	(5,930)	(20.8)

Income taxes	7,271		10,777		(3,506)
Equity in net income of affiliated companies	609		453		156

Net income	15,876	6.4	18,144	5.8	(2,268)	(12.5)
Less: Net income attributable to the noncontrolling interests	2,120		2,444		(324)

Net income attributable to Kubota Corporation	13,756	5.5	15,700	5.1	(1,944)	(12.4)

Net income attributable to Kubota Corporation per ADS	(In yen)
Basic	54.07		61.45
Diluted	54.07		61.45

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Three months ended September 30, 2009

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	174,796	47,272	11,864	15,376	249,308	—	249,308
Intersegment	11	80	16	4,305	4,412	(4,412)	—

Total	174,807	47,352	11,880	19,681	253,720	(4,412)	249,308

Cost of revenues and operating expenses	153,621	40,440	13,040	18,970	226,071	381	226,452
Operating income (loss)	21,186	6,912	(1,160)	711	27,649	(4,793)	22,856

Three months ended September 30, 2008

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	224,768	52,861	13,966	18,840	310,435	—	310,435
Intersegment	15	71	18	3,909	4,013	(4,013)	—

Total	224,783	52,932	13,984	22,749	314,448	(4,013)	310,435

Cost of revenues and operating expenses	189,672	50,120	15,450	21,690	276,932	(23)	276,909
Operating income (loss)	35,111	2,812	(1,466)	1,059	37,516	(3,990)	33,526

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(2) Information by geographic segments

Three months ended September 30, 2009

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	139,285	45,766	18,064	42,994	3,199	249,308	—	249,308
Intersegment	40,842	2,157	427	200	—	43,626	(43,626)	—

Total	180,127	47,923	18,491	43,194	3,199	292,934	(43,626)	249,308

Cost of revenues and operating expenses	166,300	43,341	17,051	37,487	2,720	266,899	(40,447)	226,452
Operating income	13,827	4,582	1,440	5,707	479	26,035	(3,179)	22,856

Three months ended September 30, 2008

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	154,676	81,456	32,912	37,110	4,281	310,435	—	310,435
Intersegment	69,967	2,875	994	360	—	74,196	(74,196)	—

Total	224,643	84,331	33,906	37,470	4,281	384,631	(74,196)	310,435

Cost of revenues and operating expenses	205,191	75,359	30,706	32,023	3,594	346,873	(69,964)	276,909
Operating income	19,452	8,972	3,200	5,447	687	37,758	(4,232)	33,526

(3) Overseas revenues

Three months ended September 30, 2009

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	46,699	18,453	45,915	10,378	121,445
Consolidated revenues					249,308
Ratio of overseas revenues to consolidated revenues	18.7%	7.4%	18.4%	4.2%	48.7%

Three months ended September 30, 2008

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	79,801	35,092	42,079	10,527	167,499
Consolidated revenues					310,435
Ratio of overseas revenues to consolidated revenues	25.7%	11.3%	13.6%	3.4%	54.0%

Note:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Three months ended Sept. 30, 2009		Three months ended Sept. 30, 2008		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	158,393	63.5	197,472	63.6	(39,079)	(19.8)

Domestic	60,566		62,262		(1,696)	(2.7)
Overseas	97,827		135,210		(37,383)	(27.6)

Construction Machinery	16,403	6.6	27,296	8.8	(10,893)	(39.9)

Domestic	4,332		6,038		(1,706)	(28.3)
Overseas	12,071		21,258		(9,187)	(43.2)

Internal Combustion Engine & Machinery	174,796	70.1	224,768	72.4	(49,972)	(22.2)

Domestic	64,898	26.0	68,300	22.0	(3,402)	(5.0)
Overseas	109,898	44.1	156,468	50.4	(46,570)	(29.8)

Pipes and Valves	39,242	15.8	41,669	13.4	(2,427)	(5.8)

Domestic	34,583		38,271		(3,688)	(9.6)
Overseas	4,659		3,398		1,261	37.1

Industrial Castings	8,030	3.2	11,192	3.6	(3,162)	(28.3)

Domestic	3,793		5,205		(1,412)	(27.1)
Overseas	4,237		5,987		(1,750)	(29.2)

Pipes, Valves, & Industrial Castings	47,272	19.0	52,861	17.0	(5,589)	(10.6)

Domestic	38,376	15.4	43,476	14.0	(5,100)	(11.7)
Overseas	8,896	3.6	9,385	3.0	(489)	(5.2)

Environmental Engineering	11,864	4.7	13,966	4.5	(2,102)	(15.1)

Domestic	9,512	3.8	12,706	4.1	(3,194)	(25.1)
Overseas	2,352	0.9	1,260	0.4	1,092	86.7

Other	15,376	6.2	18,840	6.1	(3,464)	(18.4)

Domestic	15,077	6.1	18,454	5.9	(3,377)	(18.3)
Overseas	299	0.1	386	0.2	(87)	(22.5)

Total	249,308	100.0	310,435	100.0	(61,127)	(19.7)

Domestic	127,863	51.3	142,936	46.0	(15,073)	(10.5)
Overseas	121,445	48.7	167,499	54.0	(46,054)	(27.5)

November 6, 2009

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on interim dividend

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 6, 2009 that the Company would pay interim dividend the record date of which was September 30, 2009.

1. Details of interim dividend

	Interim dividend of this fiscal year	Latest forecast (Released on August 6, 2009)	Interim dividend of the prior year
Record date	September 30, 2009	September 30, 2009	September 30, 2008
Interim dividend per ADS	¥35	To be determined	¥35
Amount of dividend	¥8,906 million	—	¥8,945 million
Date of payment	December 2, 2009	—	December 5, 2008
Resource of interim dividend	Retained earnings	—	Retained earnings

2. Reasons for interim dividend amount

The Company paid the annual dividend of ¥70 per ADS for the year ended March 31, 2009, which included the interim dividend of ¥35 and the year-end dividend of ¥35. Based on the annual dividend of the prior year, the Company decided to pay a half of the prior year’s annual dividend as the interim dividend of this fiscal year.

(Reference)

	(per ADS)
	Interim dividend	Year-end dividend	Total
This fiscal year (Year ending March 31, 2010)	¥35	To be determined	To be determined
The prior year (Year ended March 31, 2009)	¥35	¥35	¥70

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: November 9, 2009	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Executive Officer
General Manager of Finance & Accounting Department